Ms. Goldie Walker
Securities and Exchange Commission


                                    September 20th, 2004


Dear Ms. Walker:

Per your request we have amended the registration statement of FalconTarget, Inc. as follows:

1. Under a new caption on page 8, we added the requested information pertaining to the directors' prior blank check company experience.

2. We removed the references to rule 144 and clarified on page 6 under "Regulations restrict the sale and resale of our securities" that the securities must be registered under the 1933 Act prior to resale.

Please let me know if you have further comments. You can reach me directly on (202) 294 8887.

Yours sincerely,
/s/ Thomas Kirchner
Thomas Kirchner, President